EX-99.1 Share Consolidation and ADS Ratio Change

In connection with an Extraordinary General Meeting held on December 6, 2016, Semiconductor Manufacturing International Corporation (“SMIC”) shareholders approved a proposal for a share consolidation of every ten (10) issued and unissued existing common shares of a par value of US$0.0004 each in the share capital of SMIC and the preferred shares of a par value of US$0.0004 each in the share capital of SMIC into one (1) consolidated common share of US$0.004 each and one (1) consolidated preferred share of US$0.004 each in the share capital of SMIC, respectively, which became effective on December 7, 2016. In conjunction with this consolidation, the American Depositary Receipt (ADR) ratio has also been changed from one (1) American Depositary Share (“ADS”) to fifty (50) common shares to a new ratio of one (1) ADS to five (5) common shares, effective on December 9, 2016. Existing ADRs continue to be valid and will not have to be exchanged for new ADRs.